Exhibit 99.3

Akari Therapeutics Reports Second Quarter 2022 Financial Results and Highlights Recent Pipeline Progress

●	Akari successfully closed a registered direct offering and concurrent private placement raising aggregate gross proceeds of approximately $12.8 million
●	Financing supports Akari’s focused pipeline including the Phase 3 Part A clinical trial of nomacopan in severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) and the pre-clinical program developing long-acting PAS-nomacopan in geographic atrophy (GA)
●	The Phase 3 Part A clinical trial of in severe pediatric HSCT-TMA remains on track for an expected data readout in the first half of 2023
●	Positive results from recent pre-clinical studies support the advancement of long-acting PAS-nomacopan toward IND/IMPD for clinical trials in GA and the potential to address significant unmet patient needs

NEW YORK and LONDON, September 27, 2022 (GLOBE NEWSWIRE) — Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company focused on advanced therapies for autoimmune and inflammatory diseases, today announced financial results for the quarter ended June 30, 2022, as well as pre-clinical and clinical progress on nomacopan and long-acting PAS-nomacopan. Investigational nomacopan is a bispecific recombinant inhibitor of complement C5 and leukotriene B4 (LTB4) currently being investigated in a Phase 3 clinical trial for use in severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) and a pre-clinical program is developing long-acting PASylated nomacopan in geographic atrophy (GA) in dry age-related macular degeneration (dAMD).

“We sharpened our pipeline focus on two programs that have the potential to address areas of significant unmet need for patients, including our Phase 3 clinical trial in severe pediatric HSCT-TMA that we believe is the shortest path to value creation for our investors,” said Rachelle Jacques, President and CEO of Akari Therapeutics. “The recently announced financing provides us with the cash needed to bring our HSCT-TMA program to our next important milestone, which is the Part A data readout we expect in the first half of 2023, and to advance our promising pre-clinical program investigating PAS-nomacopan in geographic atrophy.”

Akari Recent Progress and Highlights

●	Amidst a very challenging capital markets environment, Akari successfully closed a registered direct offering with healthcare-focused institutional and accredited investors, including participation of certain existing investors for the issuance of an aggregate 15,100,000 American Depositary Shares (ADSs) at $0.85 per ADS and a concurrent private placement of series A warrants to purchase 15,100,000 ADSs and series B warrants to purchase 15,100,000 ADSs for aggregate gross proceeds of approximately $12.8 million

●	Proceeds from the offering will support Akari’s narrowed pipeline focus, including the Phase 3 Part A clinical trial of nomacopan in severe pediatric HSCT-TMA and the promising pre-clinical program developing long-acting PAS-nomacopan in GA

●	The Phase 3 Part A clinical trial of nomacopan in severe pediatric HSCT-TMA remains on track for a data readout in the first half of 2023

●	Akari continues to participate in the U.S. Food and Drug Administration (FDA) Model Informed Drug Development (MIDD) program that, along with a robust PK/PD model, supported dose selection and rapid advancement into the Phase 3 Part A clinical trial of nomacopan in severe pediatric HSCT-TMA

o	Akari clinical data from 38 subjects in previous nomacopan clinical studies and healthy volunteers supported a PK/PD model and model simulations of 10,000 virtual patients that were used to inform FDA MIDD interactions that confirmed PK/PD model suitability and dosing selected for the Phase 3 Part A clinical trial of nomacopan in severe pediatric HSCT-TMA

●	Positive results from recent pre-clinical studies support the advancement of long-acting PAS-nomacopan toward IND/IMPD for clinical trials in GA as well as the potential for the investigational treatment to address areas of unmet patient needs

o	PK measurements have indicated the half-life of early generation PAS-nomacopan in a standard ophthalmic pre-clinical model can be accurately predicted, which supports work to develop new generation PAS-nomacopan that may enable dosing intervals of more than three months between intravitreal injections with the potential of an acceptable low dose volume

o	Pivotal data recently released on a late-stage complement-only inhibitor (not nomacopan) further reinforce the efficacy of C5 inhibition in GA. Pre-clinical PAS-nomacopan is a bispecific inhibitor of both complement C5 and LTB4, which is important because previously presented data show LTB4 inhibition by PAS-nomacopan may also reduce the risk of sight-threatening choroidal neovascularization (CNV), a safety risk associated with current late-stage complement-only inhibitors.

Second Quarter 2022 Financial Results

As of June 30, 2022, the Company had cash of approximately $8.2 million, compared to cash of approximately $9.4 million as of December 31, 2021. Following the end of the second quarter, Akari closed a registered direct offering of 15,100,000 ADSs along with a concurrent private placement of series A warrants to purchase 15,100,000 ADSs and series B warrants to purchase 15,100,000 ADSs, resulting in approximately $12.8 million in gross proceeds.

Research and development expenses for the second quarter 2022 were approximately $2.9 million, as compared to approximately $2.2 million in the same quarter the prior year. This increase of 31% or $0.7 million was primarily due to increased expenses due to the timing of manufacturing of nomacopan to support ongoing clinical trials.

General and administrative expenses for the second quarter 2022 were approximately $3.0 million, as compared to approximately $2.1million in the same quarter the prior year. This increase of 43% or $0.9 million was primarily due to increased consulting fees for services such as strategic advisory, investor relations, and other activities.

For the second quarter 2022, total other income was approximately $136,000 as compared to total other expense of approximately $16,000 in the second quarter of 2021. This $152,000 increase was primarily attributed to foreign currency exchange gains in the current period as compared to foreign currency exchange losses in the prior period.

Net loss for the second quarter 2022 was approximately $5.7 million, as compared to approximately $4.3 million for the period of 2021. This increase was primarily due to the aforementioned higher research and development expenses as well as higher general and administrative expenses.

Net cash used in operating activities for the six months ended June 30, 2022 was approximately $13.6 million, as compared to approximately $12.3 million for the six months ended June 30, 2021. This increase was primarily due to the aforementioned higher net loss as well as an increase in prepaid expenses and other current assets.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2022 and December 31, 2021

(in U.S. dollars, except share data)

	June 30,	December 31,
	2022	2021
	(Unaudited)
Assets
Current Assets:
Cash	$8,151,177	$9,361,270
Prepaid expenses	3,085,898	2,173,528
Other current assets	115,172	90,301
Total Current Assets	11,352,247	11,625,099

Patent acquisition costs, net	18,844	22,929
Total Assets	$11,371,091	$11,648,028

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	1,634,771	1,788,563
Accrued expenses	1,410,540	3,184,883
Liability related to deposits received for share subscriptions	—	1,120,000
Total Liabilities	$3,045,311	$6,093,446

Commitments and Contingencies

Shareholders' Equity:
Share capital of $0.0001 par value
Authorized: 15,000,000,000 ordinary shares; issued and outstanding: 5,934,917,123 and 4,759,731,923 at June 30, 2022 and December 31, 2021, respectively	593,492	475,973
Additional paid-in capital	166,721,455	153,130,813
Capital redemption reserve	52,193,811	52,193,811
Accumulated other comprehensive loss	(621,557)	(540,967)
Accumulated deficit	(210,561,421)	(199,705,048)
Total Shareholders' Equity	8,325,780	5,554,582
Total Liabilities and Shareholders' Equity	$11,371,091	$11,648,028

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three and Six Months Ended June 30, 2022 and June 30, 2021

(in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating Expenses:
Research and development expenses	$2,851,108	$2,183,349	$4,990,715	$5,712,733
General and administrative expenses	2,965,044	2,146,652	6,069,422	4,165,938
Total Operating Expenses	5,816,152	4,330,001	11,060,137	9,878,671
Loss from Operations	(5,816,152)	(4,330,001)	(11,060,137)	(9,878,671)

Other Income (Expense):
Interest income	3,955	1,515	8,317	5,250
Foreign currency exchange gains (losses)	141,424	(12,754)	211,761	(298,608)
Other expenses	(9,205)	(5,095)	(16,314)	(12,807)
Total Other Income (Expense)	136,174	(16,334)	203,764	(306,165)

Net Loss	(5,679,978)	(4,346,335)	(10,856,373)	(10,184,836)

Other Comprehensive (Loss) Income:
Foreign Currency Translation Adjustment	(48,240)	(78,118)	(80,590)	227,979

Comprehensive Loss	$(5,728,218)	$(4,424,453)	$(10,936,963)	$(9,956,857)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average ordinary shares (basic and diluted)	5,934,917,123	3,847,352,386	5,648,226,680	3,874,631,250

See notes to condensed consolidated financial statements.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari’s lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of C5 complement activation and leukotriene B4 (LTB4) activity. Akari’s pipeline includes a Phase 3 clinical trial investigating nomacopan for severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA), as well as pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements related to the offering, the expected gross proceeds and the expected closing of the offering. These forward- looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward- looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the SEC, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For More Information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com

Media Contact:
Eliza Schleifstein
Schleifstein PR
(917) 763-8106
eliza@schleifsteinpr.com